Dear Fellow Shareholder,

You are receiving a request to allow us, the investment advisor to the fund, broader discretionary investment authority. The specifics are in the proxy, but generally, we are requesting that you agree to relax the restrictions on the use of derivative investments such as options and futures, as well as allow us to short securities.

Additionally, we are requesting that you give the board authority to pass through operating expenses directly to the fund, even though there are no current plans by the board to make that change. Currently, the investment advisor is paid an administrative fee and absorbs most of the fund's operating expenses. Should the board elect to redirect operating expenses, at today's asset levels, your expenses would probably stay the same.

We believe a "FOR" vote allowing us broader investment discretion will reduce fund volatility and reduce the impact of down (i.e., bear) markets, but then, as the proxy highlights, such discretion could increase risk. A "FOR" vote giving the board discretionary authority to redirect operating expenses would bring the fund expense structure in line with most other funds.

The employees of the investment advisor to the fund and the advisor itself have invested the vast majority of their personal portfolios in the fund. Like you, we are focused on the fund's success. However you vote, please vote, as you may imagine this is an expensive process. (This proxy is paid for by the advisor, not the shareholder). We hope you agree with us and the independent directors of the board that these proposals make sense for you.

Respectfully submitted,




Mark A. Coffelt, CFA
President, First Austin Capital Management, Inc.
Chairman of Board, Texas Capital Value Funds, Inc.